[redacted]

SEC Mail Processing Section

NOV

Washington, DC

105

11023763

SEC... MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30240 Rancho Viejo Road, Suite A
(No. and Street)

San Juan Capistrano (City) CA (State) 92675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mann 949-493-3114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name)*

3832 Shannon Road (Address) Los Angeles (City) (State) 90027 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2011
09 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC FINANCIAL ASSOCIATES INC, as of JUNE 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RAYMOND J. HEWITT
Commission # 1793160
Notary Public - California
Orange County
My Comm. Expires Mar 8, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Pacific Financial Associates, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended June 30, 2011

Balance at June 30, 2010	$	30,000
Increase:		-
Decrease:		-
Balance at June 30, 2011	$	30,000

The accompanying notes are an integral part of these financial statements.

FINRA
Financial Industry Regulatory Authority

Via Certified Mail 7009 2820 0002 4220 2590

October 26, 2011

Charles C. Mann
President
Pacific Financial Associates, Inc.
30240 Rancho Viejo Rd Ste A
San Juan Capistrano, CA 92675

RE: Pacific Financial Associates, Inc. (CRD #23772)
07/01/10 through 06/30/11 Annual Audit

Dear Mr. Mann:

This acknowledges receipt of your June 30, 2011 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Statements of Changes in Liabilities Subordinated to the Claims of General Creditors.

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **November 9, 2011**. Questions may be addressed to Odessa Izuhara, Senior Regulatory Coordinator, at (213) 613-2623.

Sincerely,

Colleen Diles
Surveillance Director

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong, Securities and Exchange Commission
Elizabeth Tractenberg, CPA

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

Pacific Financial Associates, Inc.
30240 Rancho Viejo Road, Suite A
San Juan Capistrano, CA 92675-1515

November 2, 2011

Colleen H. Diles
Surveillance Director
FINRA
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071-3126

Dear Ms. Diles

Per your request in the letter to me dated October 26, 2011, enclosed you will find the Statement of Changes in Liabilities Subordinated to the Claims of General Creditors which was omitted from Pacific Financial Associates, Inc.'s June 30, 2011 annual filing of audited financial statements. Along with this statement is a new Contents Page that lists the statement as Page 17. Our auditor Elizabeth Tractenberg, CPA has made these corrections. I am also including new completed Form X-17A-5 Part III Facing Pages.

Please be kind enough to add this statement, (page 17) and the Contents Page in your copy of Pacific Financial Associates, Inc.'s June 30, 2011 audited financial statements.

Sincerely yours,

Charles Mann, President

cc: A courtesy copy to –
Securities Exchange Commission (323) 965-3998
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648

2 copies -
✓Securities Exchange Commission (202) 551-6551
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 AND ENDING 06/30/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30240 Rancho Viejo Road, Suite A
(No. and Street)

San Juan Capistrano (City) CA (State) 92675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Mann 949-493-3114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name)*

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC FINANCIAL ASSOCIATES INC, as of JUNE 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RAYMOND J. HEWITT
Commission # 1793160
Notary Public - California
Orange County
My Comm. Expires Mar 8, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Pacific Financial Associates, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended June 30, 2011

Balance at June 30, 2010	$	30,000
Increase:		-
Decrease:		-
Balance at June 30, 2011	$	30,000

The accompanying notes are an integral part of these financial statements.

FINRA
Financial Industry Regulatory Authority

Via Certified Mail 7009 2820 0002 4220 2590

October 26, 2011

Charles C. Mann
President
Pacific Financial Associates, Inc.
30240 Rancho Viejo Rd Ste A
San Juan Capistrano, CA 92675

RE: Pacific Financial Associates, Inc. (CRD #23772)
07/01/10 through 06/30/11 Annual Audit

Dear Mr. Mann:

This acknowledges receipt of your June 30, 2011 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Statements of Changes in Liabilities Subordinated to the Claims of General Creditors.

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **November 9, 2011**. Questions may be addressed to Odessa Izuhara, Senior Regulatory Coordinator, at (213) 613-2623.

Sincerely,

Colleen Diles
Surveillance Director

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong, Securities and Exchange Commission
Elizabeth Tractenberg, CPA

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

ELIZABETH TRACTENBERG
CERTIFIED PUBLIC ACCOUNTANT
3832 SHANNON ROAD
LOS ANGELES, CA 90027-1442

$0.840
US POSTAGE
FIRST-CLASS
062S0006287070
90027
B41959.07

Securities EXchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington DC 20549

Pacific Financial Associates, Inc.
30240 Rancho Viejo Road, Suite A
San Juan Capistrano, CA 92675-1515

SEC
Mail Processing
Section
NOV 14 2011
Washington, DC
105

November 2, 2011

Colleen H. Diles
Surveillance Director
FINRA
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071-3126

Dear Ms. Diles

Per your request in the letter to me dated October 26, 2011, enclosed you will find the Statement of Changes in Liabilities Subordinated to the Claims of General Creditors which was omitted from Pacific Financial Associates, Inc.'s June 30, 2011 annual filing of audited financial statements. Along with this statement is a new Contents Page that lists the statement as Page 17. Our auditor Elizabeth Tractenberg, CPA has made these corrections. I am also including new completed Form X-17A-5 Part III Facing Pages.

Please be kind enough to add this statement, (page 17) and the Contents Page in your copy of Pacific Financial Associates, Inc.'s June 30, 2011 audited financial statements.

Sincerely yours,

Charles Mann, President

cc: A courtesy copy to –
Securities Exchange Commission (323) 965-3998
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648

2 copies -
✓ Securities Exchange Commission (202) 551-6551
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549